

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 20, 2021

Alejandro Ochoa
Chief Executive Officer and Interim Chief Financial Officer
Tower One Wireless Corp.
600-535 Howe Street
Vancouver, BC
V6C 2Z4 Canada

> **Re: Tower One Wireless Corp.**
> **Form 20-F for the Fiscal Year Ended December 31, 2020**
> **File No. 000-55103**

Dear Mr. Ochoa :

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 20-F for the Fiscal Year Ended December 31, 2020

Item 15. Controls and Procedures, page 53

1. Please revise your Management's Report on Internal Control over Financial Reporting in future filings to clearly disclose the version of the COSO framework that was used by management when performing its evaluation - e.g., Internal Control Integrated Framework (2013).

Report of Independent Registered Public Accounting Firm , page F-2

2. We note from here that Smythe LLP opines upon your financial statements as of and for the years ended December 31, 2020 and 2019 and that it refers to an emphasis of matter related to amended financial statements in Note 26, which then refers to notes 8, 14 and 16 in the consolidated financial statements to include certain disclosures regarding the recast of certain 2018 figures. We further note on page F-3 that Manning Elliott LLP opines upon your consolidated statements of operations and comprehensive loss,

changes in equity and cash flows, before the effects of the adjustments described in Notes 8, 14 and 16, for the year ended December 31, 2018. It is unclear which accounting firm, if any, is opining on these aforementioned adjustments. Please explain to us more clearly which audit firm opined upon these adjustments to the 2018 financial statements and ask the auditor to revise the auditors' report accordingly.

Notes to Consolidated Financial Statements
Note 26. Amendments to the Consolidated Financial Statements , page F-47

3. We note that the you have made amendments to notes 8, 14 and 16 in the consolidated financial statements to include certain disclosures regarding the recast of certain 2018 figures. Please explain to us how you considered including the disclosures required by paragraph 49 of IAS 8.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Tara Harkins at (202) 551-3639 or Mary Mast, Senior Accountant, at (202) 551-3613 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences